UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

News Release	for Immediate Release

PhotoChannel to Make Cash Offer for all of the Outstanding Shares of Pixology Plc

VANCOUVER, BC - April 25, 2007 - PhotoChannel Networks Inc. (TSX-V: PN and OTCBB: PNWIF) (“PhotoChannel Networks”) announces that it has reached an agreement with the board of directors of Pixology PLC (“Pixology”) on a recommended all cash offer by PhotoChannel Networks for all of the issued and to be issued shares of Pixology (the “Offer”) for 40.0 pence per Pixology share (approximately Cdn$0.90 per Pixology share). Pixology currently has 20,273,840 ordinary shares issued and outstanding. The Offer values the existing issued share capital of Pixology at approximately £8.1 million (approximately Cdn$18,225,000). The Offer Price represents a premium of approximately: 55.3 per cent. to the closing price of 25.75 pence per Pixology Share on 25 April 2007, the last Business Day prior to the announcement of the Offer; and 19.4 per cent. to the Closing Price of 33.5 pence per Pixology Share on 24 October 2006, being the last Business Day prior to the commencement of the offer period. PhotoChannel Networks will use its currently available cash reserves to complete the acquisition.

PhotoChannel Networks has received irrevocable undertakings to accept the Offer in respect of 11,126,305 Pixology Shares, representing approximately 54.9 per cent. of Pixology's issued share capital. The Offer is conditional upon, inter alia, valid acceptances being received in respect of the Offer (and not, where permitted, withdrawn), which will result in PhotoChannel Networks holding Pixology Shares carrying more than 90 per cent. of the voting rights normally exercisable at general meetings of Pixology.

Commenting on the Offer, Peter Fitzgerald, Chairman, President and CEO of PhotoChannel Networks, said:

“The Board of PhotoChannel Networks is delighted to be making this recommended Offer to the Pixology Shareholders. PhotoChannel Networks has for some time regarded Pixology as an attractive business offering entry into the fast-growing UK and European digital photography markets as well as complementary in-store kiosk technology, important new customers and, through the combination of PhotoChannel Networks and Pixology, critical mass. The PhotoChannel Networks Directors believe that the combined entity will be able to offer customers the most comprehensive in-store kiosk and on line internet software for digital imaging services available internationally.”

Reasons for the Offer

PhotoChannel Networks has for some time regarded Pixology as an attractive business. PhotoChannel Networks and Pixology have held preliminary discussions with respect to a possible business combination on a number of occasions in the past.

Strategic fit
PhotoChannel Networks is based in Vancouver, Canada and operates primarily in North America. Part of its strategy is to expand into Latin America, Asia and Australia. Pixology is based in the UK and operates primarily in the UK and the USA. The PhotoChannel Networks Directors believe that the enlarged group will be able to expand into Europe from a UK base and the Vancouver operations of PhotoChannel Networks will be able to support Pixology's North American customer base.

Technology and products
PhotoChannel Networks has strong, well defined and state-of-the-art on-line technology, which is well accepted by its customers. Pixology has excellent in-store kiosk software which has also been well received by its customers. PhotoChannel Networks believes that both technologies can be brought together in order to offer customers a more comprehensive, integrated product range.

Customers
Although PhotoChannel Networks and Pixology do have some customers in common in North America, the PhotoChannel Networks Directors firmly believe that each company will have access to an expanded customer base as part of the enlarged group.

Critical mass
The enlarged group will have a greater critical mass, both financially and in terms of customer base, than either PhotoChannel Networks or Pixology will as standalone entities. The PhotoChannel Networks Directors believe that this will enable the enlarged group to compete with major competitors more effectively than independently.

The PhotoChannel Networks Directors intend to continue to develop the business of Pixology both in terms of its technology and its international reach. Following completion of the Offer, it is intended that existing customers of both companies will benefit from a wider range of services and greater efficiency. It is intended that the existing fixed assets of Pixology, being primarily intellectual property relating to software and systems and in-store kiosks, will continue to be employed and developed within the enlarged group.

The headquarters of the enlarged group will be Vancouver, Canada, although a substantial UK presence will be maintained to satisfy customer needs and to continue to develop Pixology’s technology. The PhotoChannel Networks Directors believe that there will be some rationalization of staff numbers in the immediate and near term across the enlarged group, particularly in areas that are duplicated across the two companies.

The PhotoChannel Networks Directors believe that the Offer is fully justified by the fact that the enlarged group will have the potential to achieve the following:

•	Growth in its customer base;
•	Significant technology improvements;
•	Increased range of services offered; and
•	International expansion opportunities.

The complete offer announcement made under the Rule 2.5 of the United Kingdom’s City Code on Takeovers and Mergers will be made available on the PhotoChannel Networks’ website at www.photochannel.com. The formal Offer Document and accompanying Form of Acceptance will be posted shortly.

This news release does not constitute, or form part of, any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document which, when issued, will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The availability of the Offer to Pixology Shareholders who are not resident in United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be set out in the Offer Document.

The Offer will not be made, directly or indirectly, in or into, any jurisdiction where to do so would offend the laws of that jurisdiction. The Offer to Pixology Shareholders in the United States or who are otherwise US persons under US securities laws is being made on the basis that the Offer is exempt from certain provisions of the United States Securities Exchange Act of 1934 (the "Exchange Act") that regulate tender offers. Acceptance of the Offer by such Pixology Shareholders is conditional upon the Offer being exempt from these requirements of the Exchange Act.

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America, including Wal-Mart Canada, CVS/pharmacy, Eckerd Drugs and Costco Canada. For more information please visit www.pnidigitalmedia.com

No regulatory authority has approved or disapproved the content of this release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Caveat

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com.

For more Information, Contact:
Mr. Robert Chisholm
Chief Financial Officer
PhotoChannel Networks Inc.
604-893-8955 ext. 224
rchisholm@PhotoChannel.com
Investor Information: (800) 261-6796

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: April 25, 2007

/s/ Robert Chisholm

CFO